

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Kendall J. Powell
Chief Executive Officer
General Mills, Inc
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re:** **General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 27, 2007**
> **Filed July 26, 2007**
> **File No. 001-1185**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 27, 2007

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Where applicable, provide us also with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Risk Factors, page 5

2.   You should identify and discuss all known material risk factors in the Risk Factors section that begins at page 5. Your current disclosure refers to risks "described below or elsewhere in this report or our other filings" and suggests that "the following is not intended to be a complete discussion of all potential risks or uncertainties." In future filings, eliminate any suggestion that the section is not comprehensive, and also make clear that the reader need not look to other filings for this required disclosure.

Note 9. Minority Interests, page 56

3.   We note that in May 2002, as well as in subsequent periods, you sold Class A preferred membership interests and Series B-1 preferred membership interests in GMC to unrelated third party investors. Please tell us your percentage equity interest in GMC before and after each of the issuances of membership interests. In addition, please clarify why you have classified the Class A and Series B-1 interests in GMC as minority interests on your balance sheet and the related distributions as interest expense on your statements of earnings. In this regard, supplementally cite the accounting literature which you followed.

Definitive proxy statement filed July 9, 2007

Compensation Discussion and Analysis, page 21

4.   We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.   Please explain the discrepancies in the type and amount of compensation awarded to the named executive officers.

Annual Incentive Award – Tied to Corporate and Individual Performance, page 26

5.   Please clarify your disclosure regarding your annual incentive awards program by providing an example of an actual award made to a named executive officer in a given fiscal year. In this regard, please explain the mechanics by which you calculated the award.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director